Exhibit 4(m)


                               SUBLEASE AGREEMENT
                            (BUILDING #2 - RENCO 43)

     This Sublease Agreement to Building #2 - Renco 43 (the "Sublease") is made effective as of the ____ day of June, 2000, (the "Effective Date") by and between Cirrus Logic, Inc., a California corporation ("Sublandlord") and ISE Labs, Inc., a California corporation ("Subtenant"). By this Sublease, Sublandlord agrees to sublease to Subtenant, and Subtenant agrees to sublease from Sublandlord, those certain premises situated in the City of Fremont, County of Alameda, State of California, consisting of approximately forty-four thousand nine hundred forty-one (44,941) square feet of space (the "Subleased Premises") in that Building known as 46702 Bayside Parkway, Fremont, California (sometimes referred to as Renco 43 or Building #2) (the "Building"), more particularly described in Exhibit "A", which is attached hereto and incorporated by reference herein.


                                    RECITALS

     A. As of the Effective Date, Sublandlord is subleasing approximately fifteen thousand nine hundred seventy-five square feet (15,975) of the Subleased Premises ("Subleased Space One") to Basis Communication Corporation, pursuant to the terms of that certain Sublease, dated as of December 30, 1998.

     B. As of the Effective Date, Sublandlord is permitting another subtenant to occupy approximately nine thousand four hundred thirty-six square feet (9,436) of the Subleased Premises ("Subleased Space Two").

     C. Subtenant acknowledges the above tenancies and agrees to take possession of all of the Subleased Premises or such portions of the Subleased Premises as they become available.

     NOW THEREFORE, for good and valuable consideration, the parties hereto agree as follows:


                                   AGREEMENT

                                   ARTICLE 1

                       MASTER LEASE AND OTHER AGREEMENTS

     SECTION 1.01. Applicable Provisions. Except as specifically set forth herein, this Sublease is subject and subordinate to all of the terms and conditions of that certain Industrial Space Lease (the "Original Lease") dated December 29, 1989, in effect by and between Cirrus Investments L.L.P., successor in interest to Renco Investment Company ("Master Landlord") and Sublandlord, as Tenant, as amended by that certain Addendum to Lease of equal date therewith (the"Addendum"), and as further amended by that certain First Amendment to Lease, dated October 11, 1990, (the "First Amendment"), by that certain Second Amendment to Lease, dated for reference purposes May 15, 1992, (the "Second Amendment"), by that certain Third Amendment to Lease, dated for reference purposes, January 6, 1993, (the "Third Amendment") and by that certain Fourth Amendment to Lease, dated for reference purposes only May 4, 1994 (the "Fourth Amendment"). The Original Lease, the Addendum, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment are sometimes collectively referred to herein as the "Master Lease". A copy of the Master Lease is attached hereto as Exhibit "A" and incorporated herein by reference. Subtenant hereby assumes and agrees to perform the obligations of Tenant under the Master Lease as more particularly set forth hereafter. Unless otherwise defined, all capitalized terms used herein shall have the same meanings as given them in the Master Lease. Neither Sublandlord nor Subtenant shall commit or permit to be committed any act or omission which would violate any term or condition of the Master


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Lease. Subtenant shall neither do nor permit anything to be done which would cause the Master Lease to be terminated or forfeited by reason of any right of termination or forfeiture reserved or vested in Master Landlord under the Master Lease, and Subtenant shall indemnify and hold Sublandlord harmless from and against all liability, judgments, costs, demands, claims, and damages of any kind whatsoever (including, without limitation, attorneys' fees and court costs) by reason of any failure on the part of Subtenant to perform any of the obligations of Tenant under the Master Lease which Subtenant has become obligated hereunder to perform. In the event of the termination of Sublandlord's interest as Tenant under the Master Lease for any reason other than for Sublandlord's breach, then this Sublease shall terminate automatically upon such termination without any liability of Master Landlord or Sublandlord to Subtenant. Subtenant represents and warrants to Sublandlord that it has read and is familiar with the Master Lease.

     SECTION 1.02. Applicable Provisions. All of the terms and conditions contained in the Master Lease as they may apply to the Subleased Premises, except those directly contradicted by the terms and conditions contained in this document, and specifically, except for Sections 1.1 A-K, N, and S, 2.3, 2.4, 3.1, 3.6, 3.7, 13.2, and 14.2 of the Original Lease and Sections 1.1 G, 3.7, 7.2 A and B, and 7.5 A and B of the Addendum attached to the Original Lease, all of the First Amendment, the Second Amendment, the Third Amendment, and the Fourth Amendment, are incorporated herein and shall be terms and conditions of this Sublease with each reference therein to "Landlord" or "Lessor", "Tenant" or "Lessee", "Premises" and "Lease" to be deemed to refer to Sublandlord, Subtenant, Subleased Premises, and Sublease, respectively, as appropriate, except the following provisions that are incorporated herein, the reference to Landlord shall mean Master Landlord only, Paragraphs 8, 9.2, 13.12
(b) and 16 of the Addendum, along with all of the following terms and conditions set forth in this document, shall constitute the complete terms and conditions of this Sublease.

     SECTION 1.03. Obligations of Sublandlord. Notwithstanding anything herein contained, the only services or rights to which Subtenant is entitled hereunder are those to which Sublandlord is entitled under the Master Lease, and for all such services and rights Subtenant shall look solely to the Master Landlord under the Master Lease, and the obligations of Sublandlord hereunder shall be limited to using its reasonable good faith efforts to obtain the performance by Master Landlord of its obligations. Sublandlord shall have no liability to Subtenant or any other person for damage of any nature whatsoever as a result of the failure of Master Landlord to perform said obligations except for Master Landlord's termination of the Sublandlord's interest as Tenant under the Master Lease in the event of Sublandlord's breach of the Master Lease, and Subtenant shall indemnify and hold Sublandlord harmless from any and all claims and liability whatsoever for any such damage including, without limitation, all costs and attorneys' fees incurred in defending against same.

                                   ARTICLE 2

                                      TERM

     SECTION 2.01. Term. The term of this Sublease shall commence on the earlier of (i) the date the Subtenant takes possession of all or portions the Subleased Premises in accordance with this Sublease to operate its business; or
(ii) October 1, 2000. This date shall be referred to as the "Commencement Date." The term of this Sublease shall end on December 22, 2007, unless sooner terminated pursuant to any provision of this Sublease or the Master Lease as applicable to the Subleased Premises (the "Expiration Date"). Notwithstanding the foregoing, Sublandlord shall have no obligation to Subtenant to exercise any of its options to extend under the Master Lease.

     SECTION 2.02. No Option to Extend. Subtenant shall have no option to extend this Sublease.

     SECTION 2.03. Sublandlord's Inability to Deliver Subleased Premises. In the event Sublandlord is unable to deliver possession of all or any portion of the Subleased Premises on or before the Commencement Date, Sublandlord shall not be liable for any damage caused thereby, nor shall this Sublease be void or voidable, but Subtenant shall not be liable for Rent for such portion of the Subleased Premises not delivered until such time that Sublandlord delivers possession of such portion of the Subleased Premises in the condition required under the terms of this Sublease, and the term hereof shall not be extended by such delay. If either subtenant fails to vacate and surrender possession of either Subleased Space One or Subleased Space Two by the Commencement Date, Sublandlord shall use its best efforts to terminate such tenancy and to remove such subtenant from the Subleased Premises.

     SECTION 2.04. Early Possession. If Subtenant occupies any portion of the Subleased Premises prior to the Commencement Date, such occupancy shall be subject to all of the terms and conditions of this Sublease, such occupancy shall not change the Expiration Date, and Subtenant shall pay its proportionate share of Rent for such occupancy, as reasonably determined by Sublandlord.

     SECTION 2.05. Early Access. After the execution of this Sublease, and prior to the Commencement Date, Sublandlord shall allow Subtenant and its employees, agents and contractors reasonable access to the Subleased Premises, subject to Sublandlord's reasonable consent, for space planning and preparation of the Subleased Premises, at reasonable dates and times mutually agreed upon between Sublandlord and Subtenant. With regards to this Section 2.5 only, while on the Subleased Premises, Subtenant and its agents, employees and contractors, shall be subject to all the terms and conditions of this Sublease, except for the payment of Rent.

                                   ARTICLE 3

                                      RENT

     SECTION 3.01. Rent. Subtenant shall pay base rent to Sublandlord in advance each month during the term of this Sublease according to the Base Rent Schedule set forth below (the "Base Rent"). Base rent for the first month of the term of this Sublease shall be paid in advance on the date of execution hereof by Subtenant. Thereafter, during the term of this Sublease, Base Rent shall be paid in advance on the first day of each calendar month. Base Rent for any partial month at the commencement or termination of this Sublease shall be prorated on the basis of the actual number of days in such month.

                               Base Rent Schedule
                               ------------------
               Period                                   Base Rent Per Month
               ------                                   -------------------
Commencement Date through 12th month                        $60,670.35
13th month through 24th month                               $62,490.46
25th month through 36th month                               $64,365.18
37th month through 48th month                               $66,296.13
49th month through 60th month                               $68,285.01
61st month through Expiration Date                          $70,333.56

     SECTION 3.02. Additional Rent. Any rent or other sums payable by Subtenant under this Sublease shall constitute and be due as additional rent (the "Additional Rent"). To the extent Sublandlord is charged for additional rent, or other sums pursuant to any of the provisions of the Master Lease, including without limitation, the cost of utilities and services, Property Operating Expenses, any insurance premiums or deductibles under the Master Lease, or any repair or maintenance costs paid by Sublandlord under the terms of the Master Lease, Subtenant shall pay to Sublandlord its pro rata share (defined herein) of such costs and be liable for all such additional rent or sums as Additional Rents under this Sublease. If Subtenant shall procure any additional services from Master Landlord, Subtenant shall make such payment to Sublandlord or Master Landlord, as Sublandlord shall direct.

     SECTION 3.03. Payment of Rent. Base Rent and Additional Rent shall sometimes collectively be referred to herein as "Rent". All Rent shall be paid in lawful money of the United States of America, without deduction of offset, to the Sublandlord at: Cirrus Logic, Inc., P.O. Box 200301, Dallas, Texas 75320-0301, Acct #4801 897521, or at any other place Sublandlord may from time to time designate by written notice mailed or delivered to Subtenant.

     SECTION 3.04. Subtenant's Pro Rata Share. At any given time during the term of this Sublease, Subtenant's pro rata share under this Sublease shall be determined by multiplying the total additional rent or other charge due by a fraction, the numerator of which is the total number of square feet of the Subleased Premises in the possession of the Subtenant at the time of such determination, and the denominator of which is 44,941 ("Pro Rata Share"). In connection with the foregoing, upon Sublandlord delivering to Subtenant possession of the entire Subleased Premises in the condition required under the terms of this Sublease, Subtenant's Pro Rata Share shall equal one hundred percent (100%). If Sublandlord delivers possession of a portion of the Subleased Premises to Subtenant on a day other than the first day of a given calendar month, Subtenant's Pro Rata Share shall be prorated based on the number of calendar days in such calendar month.

     SECTION 3.05. Abatement of Rent. Notwithstanding Section 3.1 of this Sublease, Base Rent for the period commencing on the Commencement Date and continuing until the day before the date on which Sublandlord delivers possession of Subleased Space One in the condition required under the terms of this Sublease, shall be abate by eight hundred twenty-four dollars and eighty-five cents ($824.85) per day for each day until Sublandlord delivers possession of the Subleased Space One to Subtenant, and Base Rent for the period commencing on the Commencement Date and continuing until the day before the date on which Sublandlord delivers possession of Subleased Space Two in the condition required under the terms of this Sublease shall abate by four hundred eighty-seven dollars and ninety-four cents ($487.94) per day for each day until Sublandlord delivers possession of the Subleased Space Two to Subtenant.

                                   ARTICLE 4

                                SECURITY DEPOSIT

     SECTION 4.01. Security Deposit. Upon execution hereof, Subtenant shall deposit with Sublandlord, in cash, the sum of seventy thousand three hundred thirty-four dollars and no cents ($70,334.00) as and for a Security Deposit to secure Subtenant's full and timely performance of all of its obligations hereunder. If Subtenant defaults after notice and the expiration of any cure period, with respect to any provision of this Sublease, Sublandlord may (but shall not be obligated to) use, apply, or retain all or any portion of said deposit for payment of any sum for which Subtenant is obligated or which will compensate Sublandlord for any loss or damage which Sublandlord may suffer thereby. Any such use, application, or retention shall not constitute a waiver by Sublandlord of its right to enforce its other remedies hereunder, at law, or in equity. If any portion of said deposit is so used, applied, or retained, Subtenant shall, within ten (10) days after delivery of written demand from Sublandlord, restore said deposit to its original amount. Subtenant's failure to do so shall constitute a material breach of this Sublease, and in such event Sublandlord may elect, among or in addition to other remedies, to terminate this Sublease. Sublandlord shall not be a trustee of such deposit, and shall not be required to keep this deposit separate from its accounts. Sublandlord alone shall be entitled to any interest or earnings thereon and Sublandlord shall have the free use of same. If Subtenant fully and faithfully performs all of its obligations hereunder, then so much of the deposit as remains shall be returned to Subtenant (without payment of interest or earnings thereon) within thirty (30) days after the later of (i) expiration or sooner termination of the term of this Sublease; or (ii) Subtenant's surrender of possession of the Subleased Premises to Sublandlord.

                                   ARTICLE 5

                             THE SUBLEASED PREMISES

     SECTION 5.01. Condition of the Subleased Premises. Subject to Paragraph
5.2 below, Subtenant acknowledges that as of the Commencement Date, Subtenant shall have inspected the Subleased Premises, and every part thereof, and by taking possession shall have acknowledged that the Subleased Premises are in good condition, broom clean, and without need of repair, and Subtenant accepts the Subleased Premises "AS-IS", Subtenant having made all investigations and tests it has deemed necessary or desirable, or having been given the opportunity to make such investigations and tests, but declining to do so, in order to establish to its own complete satisfaction the condition of the Subleased Premises. Subtenant accepts the Subleased Premises in their condition existing as of the

Commencement Date, subject to all applicable zoning, municipal, county and state laws, ordinances, and regulations governing and regulating the use of the Subleased Premises and any covenants or restrictions of record. Subtenant acknowledges that neither Sublandlord nor Master Landlord have made any representations or warranties as to the condition of the Subleased Premises or its present or future suitability for Subtenant's purposes except as set forth in Paragraph 5.2 hereafter. Sublandlord shall deliver possession of the Subleased Premises in broom clean condition.

     SECTION 5.02. Sublandlord Representation of Condition. Sublandlord warrants that at the Commencement Date the existing plumbing, electrical, and HVAC system shall be in operating condition and repair and that the roof with roof membrane will be in water-tight condition. If a non-compliance with said warranty exists at the time of the Commencement Date, Sublandlord shall, except as otherwise provided in this Sublease, promptly, after receipt of written notice from Subtenant setting forth with specificity the nature and extent of such non-compliance, rectify same at Sublandlord's expense. If Subtenant does not give Sublandlord written notice of a non-compliance with this warranty within thirty (30) days after the later of the Commencement Date or the date Sublandlord delivers possession to Subtenant of the entire Subleased Premises, correction of such non-compliance shall be the obligation of Subtenant at Subtenant's sole cost and expenses thereafter to the extent that it is an obligation of Subtenant under this Sublease, or if its an obligation of Sublandlord, shall be part of the additional rent under the Sublease as set forth in Paragraph 3.2.2 above.

     SECTION 5.03. Surrender. Subtenant shall keep the Subleased Premises, and every part thereof in good order and repair. In addition to Subtenant's requirements under the Master Lease, upon the termination of this Sublease, Subtenant shall vacate and surrender the Subleased Premises to Sublandlord in substantially the same condition as received, broom clean, ordinary wear and tear excepted. During the term of this Sublease, Subtenant shall perform all necessary maintenance, repair and cleaning to maintain the Subleased Premises in the condition it was delivered at the Commencement Date.

                                   ARTICLE 6

                                   INSURANCE

     SECTION 6.01. Subtenant's Insurance. With respect to the Tenant's insurance under the Master Lease, the same levels are to be provided by Subtenant as described in the Master Lease, and such policies of insurance shall include as named insureds Master Landlord, Sublandlord and any lender as required by Master Landlord or Sublandlord.

     SECTION 6.02. Waiver of Subrogation. With respect to the waiver of subrogation contained in the Master Lease, such waiver as incorporated within this Sublease shall be deemed to include Master Landlord, Sublandlord and Subtenant.

                                   ARTICLE 7

                USE OF SUBLEASED PREMISES; PARKING; IMPROVEMENTS

     SECTION 7.01. Use of Subleased Premises. Subtenant shall use the Subleased Premises for general office, sales, administration, research and development, and testing, and any related lawful purpose permitted under the Master Lease.

     SECTION 7.02. Alterations; Improvements. Subtenant shall not make any alterations, improvements, or modifications to the Subleased Premises without the express prior written consent of Sublandlord and of Master Landlord, which consent by Sublandlord shall not be unreasonably withheld. Subtenant shall reimburse Master Landlord and Sublandlord for all commercially reasonable costs which Master Landlord and Sublandlord may incur in connection with granting approval to Subtenant for any such alteration and additions. Subtenant shall provide Master Landlord and Sublandlord with a set of "as-built" drawings for any such work, together with copies of all permits obtained by Subtenant in connection with performing any such work, within thirty (30) days after completing such work. On termination of this Sublease, Subtenant shall remove any or all of such improvements made by Subtenant or its agents, assigns or sub-subtenants, and to restore the Subleased Premises (or any part thereof) to the same condition as of the Commencement Date of this Sublease, broom clean, reasonable wear and tear excepted, or as otherwise instructed in writing by either Sublandlord or Master Landlord. Should Subtenant fail to remove such improvements and restore the Subleased Premises as of the termination of this Sublease, unless instructed otherwise in writing as set forth above, Sublandlord shall have the right to do so, and charge Subtenant therefore, plus a service fee of 15% of the costs incurred by Sublandlord. Sublandlord consents to the construction of a test lab on the Subleased Premises, so long as such construction complies with all of the terms and conditions of this Paragraph 7.2.

     SECTION 7.03. Parking. So long as Subtenant is not in default and subject to the rules and regulations imposed from time to time by Master Landlord or Sublandlord, Subtenant shall have same rights as to parking as Tenant under the terms of the Master Lease.

                                   ARTICLE 8

                      ASSIGNMENT, SUBLETTING & ENCUMBRANCE

     SECTION 8.01. Consent Required. Except for a Permitted Transfer, as defined below, Subtenant shall not assign this Sublease or any interest therein nor shall Subtenant sublet, license, encumber or permit the Subleased Premises or any part thereof to be used or occupied by others, without Sublandlord's and Master Landlord's prior written consent, which consent shall not be unreasonably withheld. The consent by Sublandlord and Master Landlord to any assignment or subletting shall not waive the need for Subtenant (and Subtenant's assignee or subtenant) to obtain the consent of Sublandlord and Master Landlord to any different or further assignment or subletting. Except as otherwise provided for in Section 1.2 above, all terms and conditions set forth in the Master Lease regarding assignments and subletting shall apply, and to the extent there is any Bonus Rents, (Rent paid by such assignee or subtenant in excess of Rent paid by Subtenant hereunder) the Bonus Rent shall first be split per the Master Lease and any Bonus Rent to go to Subtenant shall be split 50/50 with Sublandlord to be paid to Sublandlord within five (5) days of receipt by Subtenant, minus Subtenant's reasonable costs of such sublease or assignment for broker's fees and attorneys' fees. Notwithstanding the foregoing, except for any Bonus Rent that Sublandlord is required to pay to Master Landlord under the terms of the Master Lease, Subtenant shall not be required to pay any Bonus Rent to Sublandlord arising out of an assignment or sublease to a Permitted Transfer.

     SECTION 8.02. Form of Document. Every assignment, agreement, or sublease shall recite that it is and shall be subject and subordinate to the provisions of this Sublease, that the assignee or Subtenant assumes Subtenant's obligation hereunder, but only to the extent applicable to the Premises, and that the termination of this Sublease shall, at Sublandlord's sole election, constitute a termination of every such assignment or sublease.

     SECTION 8.03. No Release of Subtenant. Regardless of Sublandlord's consent, no subletting or assignment shall release Subtenant of Subtenant's obligation or alter the primary liability of Subtenant to pay the Rent and to perform all other obligations to be performed by Subtenant hereunder. The acceptance of Rent by Sublandlord from any other person shall not be deemed to be a waiver by Sublandlord of any provision hereof. In the event of default by any assignee, subtenant or any other successor of Subtenant, in the performance of any of the terms hereof, Sublandlord may proceed directly against Subtenant without the necessity of exhausting remedies against such assignee, subtenant or successor.

     SECTION 8.04. Default. An involuntary assignment shall constitute a default and Sublandlord shall have the right to elect to terminate this Sublease, in which case this Sublease shall not be treated as an asset of Subtenant.

     SECTION 8.05.  Permitted Transfer.

     8.5.1 Notwithstanding anything contained in this Sublease or the Master Lease, Subtenant may enter into any of the following transfers (a "Permitted Transfer") without Landlord's prior written consent: (1)

Subtenant may sublease all or part of the Subleased Premises or assign its interest in the Sublease to any corporation or other entity which controls, is controlled by, or is under common control with the Subtenant; (2) Subtenant may assign its interest in the Sublease to a corporation or other entity which results from a merger, consolidation or other reorganization in which Subtenant is not the surviving corporation; (3) Subtenant may assign the Sublease to a corporation or other entity which purchases or otherwise acquires all or substantially all of the assets of Subtenant at the Subleased Premises; (4) Subtenant may reincorporate in another jurisdiction or reconstitute and convert to a different form, such as converting from a corporation to a limited liability company; and (5) Subtenant may sell its shares for the initial issuance or transfer of shares in Subtenant in connection with its public offering on a national stock exchange or a regularly traded over-the-counter market and quoted on NASDAQ or shares that may be traded publicly subsequent thereto, provided: (a) Subtenant is not in default under this Sublease beyond applicable cure periods; (b) if such proposed transferee is a successor to Subtenant by purchase, merger, consolidation or reorganization, the continuing or surviving entity shall own all or substantially all of the assets of Subtenant and shall have a net worth which is at least equal to Subtenant's net worth at the date of the Permitted Transfer; (c) such proposed transferee operates the business in the Subleased Premises for the use described in this Sublease and no other purpose; and (d) in no event shall any Permitted Transfer release or relieve Subtenant from any of its obligations under this Sublease. Subtenant shall give Master Landlord written notice of any such Permitted Transfer.

                                   ARTICLE 9

                                    DEFAULT

     SECTION 9.01. Default Described. The occurrence of any of the following shall constitute a material breach of this Sublease and a default by Subtenant:
(i) failure to pay Rent or any other amount within three (3) days after due;
(ii) all those items of default set forth in the Master Lease which remain uncured after the cure period provided in the Master Lease, other than the obligation of Sublandlord to pay Base Monthly Rent under the terms of the Master Lease; or (iii) Subtenant's failure to perform timely, subject to any cure periods any other material provision of this Sublease or the Master Lease, as incorporated herein.

     SECTION 9.02. Sublandlord's Remedies. Sublandlord shall have the remedies set forth in the Master Lease as if Sublandlord is Master Landlord. These remedies are not exclusive; they are cumulative and in addition to any remedies now or later allowed by law.

     SECTION 9.03. Notice of Event of Default under Master Lease. Sublandlord shall notify Subtenant of any Event of Default under the Master Lease, or of any other event of which Sublandlord has actual knowledge which will impair Subtenant's ability to conduct its normal business at the Subleased Premises, as soon as reasonably practicable, following Sublandlord's receipt of notice from Master Landlord of an Event of Default or Sublandlord's actual knowledge of such impairment.

     SECTION 9.04. Cross Defaults. Sublandlord and Subtenant have entered into this Sublease and subleases for the following properties: 3098 West Warren Avenue, Building 44 ("Building 44 Sublease"), 46703 Lakeview Drive, Building 45 ("Building 45 Sublease"), and 46800 Bayside Parkway, Building 59 ("Building 59 Sublease"), all in the City of Fremont, Alameda County, State of California. This Sublease, the Building 44 Sublease, the Building 45 Sublease and the Building 59 Sublease are collectively referred to herein as the ISE Subleases. A default by Subtenant under the terms and obligations of any of the ISE Subleases shall be considered to be a default under all of the ISE Subleases. In the event of a default by Subtenant under any of the ISE Subleases, Sublandlord may pursue the remedies permitted by law or pursuant to the terms of any, either or all of the ISE Subleases, as if Subtenant had defaulted under any one or all of the ISE Subleases. If Subtenant and Sublandlord enter into any other sublease(s) at the Project, the immediately preceding cross default provisions shall apply to all such sublease(s).

                                   ARTICLE 10

                           CONSENT OF MASTER LANDLORD

     SECTION 10.01. Precondition. The Master Lease requires that Sublandlord obtain the consent of Master Landlord to any subletting by Sublandlord. If Master Landlord shall not have consented to this Sublease in a form reasonably acceptable to Sublandlord within thirty (30) days after the Commencement Date, Sublandlord may terminate this Sublease by providing written notice thereof to Subtenant. This Sublease shall not be effective unless and until Master Landlord signs a consent to this subletting satisfactory to Sublandlord and Subtenant. In compliance with the terms of Paragraph 7.3 of the Master Lease, Sublandlord shall use its best efforts to obtain Master Landlord's consent to this Sublease. If Sublandlord is unable to obtain Master Landlord's consent within thirty (30) days of the Effective Date, this Sublease shall terminate.

                                   ARTICLE 11

                                 MISCELLANEOUS

     SECTION 11.01. Conflict with Master Lease; Interpretation. In the event of any conflict between the provisions of the Master Lease and this Sublease, the Master Lease shall govern and control except to the extent directly contradicted by the terms of this Sublease. No presumption shall apply in the interpretation or construction of this Sublease as a result of Sublandlord having drafted the whole or any part hereof.

     SECTION 11.02. Remedies Cumulative. The rights, privileges, elections, and remedies of Sublandlord in this Sublease, at law, and in equity are cumulative and not alternative.

     SECTION 11.03. Waiver of Redemption. Subtenant hereby expressly waives any and all rights of redemption to which it may be entitled by or under any present or future laws in the event Sublandlord shall obtain a judgment for possession of the Subleased Premises.

     SECTION 11.04. Holding Over. Any holding over by Subtenant after expiration of this Sublease with the consent of Sublandlord shall be deemed a tenancy from month-to-month at a monthly rate of 150% of the Base Rent and other amounts due for the last month of the Sublease term and shall otherwise be on the same terns and conditions set forth herein. Said monthly rent shall be due and payable monthly in advance on the first day of the month and otherwise as provided for in Article 3 hereof until such tenancy is terminated by Sublandlord or by Subtenant upon 30 days written notice to the other party. Any holdover without the consent of Sublandlord shall be deemed tenancy at sufferance. If Subtenant fails to surrender the Subleased Premises upon the termination or expiration of this Lease, in addition to any other liabilities to Sublandlord accruing therefrom, Subtenant shall protect, defend, indemnify and hold Sublandlord harmless from all claims resulting from such failure, including but not limited to, any claims made by Master Landlord regarding any succeeding tenant founded upon such failure to surrender, and any lost profits to Master Landlord resulting therefrom.

     SECTION 11.05. Signage. Subtenant shall be allowed to install Subtenant's name on the exterior wall of the Building and on the monument sign, subject to Sublandlord's and Master Landlord's prior written consent, such consent not to be unreasonably withheld. All signs shall be at Subtenant's sole cost and shall comply with Section 4.6 of the Master Lease and with all local, federal and state rules, regulations and ordinances at all times during the term hereof. Except for the monument sign, Subtenant acknowledges and agrees that its request for consent to signage shall be limited to signage at the Subleased Premises. Subtenant, at Subtenant's sole cost, shall remove all such signs and graphics prior to the termination of this Sublease and repair any damage caused by such removal.

     SECTION 11.06. Offer. Preparation of this Lease by either Sublandlord or Subtenant or either parties' agent and submission of same to Sublandlord or Subtenant shall not be deemed an offer to sublease. This Sublease is not intended to be binding until executed and delivered by all Parties hereto.

     SECTION 11.07. Sublandlord and Master Landlord's Consents. In all provisions of the Master Lease (under the terms thereof and without regard to modifications thereof for purposes of incorporation into this Sublease) requiring the approval or consent of Master Landlord, Subtenant shall be required to obtain the approval or consent of both Sublandlord and Master Landlord, which consent by Sublandlord shall not be unreasonably withheld. Sublandlord agrees to cooperate with Subtenant in obtaining the Master Landlord's consent.

     SECTION 11.08. No Change in the Master Lease. Sublandlord shall not voluntarily surrender possession of the Subleased Premises, terminate the Master Lease, unless otherwise permitted under the terms of the Master Lease, or execute an amendment to the Master Lease that would shorten the term of the Master Lease, reduce the services provided by Master Landlord or adversely affect Subtenant's rights under the Sublease, without the prior written consent of Subtenant, such consent not to be unreasonably withheld or delayed.

                                   ARTICLE 12

                              HAZARDOUS MATERIALS

     SECTION 12.01. Hazardous Materials. Notwithstanding anything contained herein or in the Master Lease to the contrary, Subtenant shall not store, use, or dispose of any Hazardous Materials (as such is defined in the Master Lease) on, under, or about the Subleased Premises.

     SECTION 12.02. Indemnity. Subtenant shall be solely responsible for and shall defend, indemnify and hold Sublandlord and its partners, employees and agents harmless from and against all claims, penalties, expenses and liabilities, including attorneys' and consultants' fees and costs, arising out of or caused in whole or in part, directly or indirectly, by or in connection with its storage, use, disposal or discharge of Hazardous Materials whether in violation of this section or not, or Subtenant's failure to comply with any Hazardous Materials law. Subtenant shall further be solely responsible for and shall defend, indemnify and hold Sublandlord harmless from and against any and all claims, costs and liabilities, including attorneys' and consultants' fees and costs, arising out of or in connection with the removal, cleanup, detoxification, decontamination and restoration work and materials necessary to return the Subleased Premises to their condition existing prior to Subtenant's storage, use or disposal of the Hazardous Materials on the Subleased Premises. For the purposes of the indemnity provisions hereof, any acts or omissions of Subtenant or by employees, agents, assignees, contractors or subcontractors of Subtenant (whether or not they are negligent, intentional or unlawful) shall be strictly attributable to Subtenant. Subtenant's obligations under this section shall survive the termination of this Lease.

                                   ARTICLE 13

                              BROKER'S COMMISSIONS

     SECTION 13.01. Commission. Sublandlord and Subtenant represent and warrant to each other that each has not dealt with any brokers, except the following brokers: BT Commercial (Sublandlord's Broker) and Colliers Parrish (Subtenant's Broker) and with no other agent, finder, or other such person with respect to this Sublease and each agrees to indemnify and hold the other harmless from any claim asserted against the other by any broker, agent, finder, or other such person not identified above as Sublandlord's Broker or Subtenant's Broker. The commission to the Sublandlord's Broker is pursuant to separate agreement.

                                   ARTICLE 14

                              NOTICES AND PAYMENTS

     SECTION 14.01. Certified Mail. Any notice, demand, request, consent, approval, submittal or communication that either party desires or is required to give to the other party or any other person shall be in writing and either served personally or sent by prepaid, first-class certified mail or commercial overnight delivery service. Such notice shall be effective on the date of actual receipt (in the case of personal service or commercial overnight delivery service) or two days after deposit in the United States mail, to the following addresses:

     Sublandlord at:     Cirrus Logic, Inc.,

                         3100 West Warren Avenue,
                         Fremont, CA 94538

     Subtenant at:       ISE Labs
                         46723 Lakeview Blvd.
                         Fremont, CA 94538
                         Attn.: CFO

                                   ARTICLE 15

                                ATTORNEY'S FEES

     SECTION 15.01. Sublandlord Made Party to Litigation. If Sublandlord becomes a party to any litigation brought by someone other than Subtenant and concerning this Sublease, the Subleased Premises, or Subtenant's use and occupancy of the Subleased Premises to the extent, based upon any real or alleged act or omission of Subtenant or its authorized representatives, Subtenant shall be liable to Sublandlord for reasonable attorneys' fees and court costs incurred by Sublandlord in the litigation.

     SECTION 15.02. Certain Litigation Between the Parties. In the event any action or proceeding at law or in equity or any arbitration proceeding be instituted by either party, for an alleged breach of any obligation of Subtenant or Sublandlord under this Sublease, to recover rent, to terminate the tenancy of Subtenant at the Subleased Premises, or to enforce, protect, or establish any right or remedy of a party to this Sublease Agreement, the prevailing party (by judgment or settlement) in such action or proceeding shall be entitled to recover as part of such action or proceeding such reasonable attorneys' fees, expert witness fees, and court costs as may be fixed by the court or jury, but this provision shall not apply to any cross-complaint filed by anyone other than Sublandlord in such action or proceeding.

                                   ARTICLE 16

                                    EXHIBITS

     SECTION 16.01. Exhibits and Attachments. All exhibits and attachments to this Sublease are a part hereof.

     IN WITNESS WHEREOF, Sublandlord and Subtenant have executed and delivered this Sublease on the date first set forth above.


SUBLANDLORD                               SUBTENANT

CIRRUS LOGIC, INC.,                       ISE LABS, INC.,
a California corporation                  a California corporation


By:                                       By:
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Its:                                      Its:
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                                          By:
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                                          Its:
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